Exhibit (a)(9)

October 9, 2009

Dear Stockholder:

On October 9, 2009, The First American Corporation (“First American”) commenced an exchange offer to acquire all of the outstanding shares of Class A common stock (the “Class A Shares”) of First Advantage Corporation (“First Advantage”) not owned or controlled by First American at an exchange ratio of 0.58 of a First American common share per Class A Share (the “Offer”).

A Special Committee of the Board of Directors of First Advantage, which is comprised of independent directors who are not affiliated with First American (the “Special Committee”), unanimously recommends, on behalf of the Board of Directors of First Advantage, that First Advantage stockholders accept the Offer and tender their Class A Shares pursuant to the Offer.

The Special Committee is making this recommendation after careful consideration, including a thorough review of the Offer with the Special Committee’s legal and financial advisors, and only after determining unanimously that the Offer is fair to and in the best interests of First Advantage and the holders of Class A Shares (other than First American and its affiliates).

Enclosed is a Schedule 14D-9 prepared by First Advantage and authorized by the Special Committee containing certain information concerning the Offer, including the reasons for the Special Committee’s favorable recommendation.

In making its recommendation, the Special Committee considered a number of factors, as described in the enclosed Schedule 14D-9. The Special Committee encourages you to review the enclosed Schedule 14D-9 in its entirety and to consult with your own tax and other advisors to determine the particular consequences to you of the Offer.

Thank you for your careful consideration of this matter.

Sincerely,

The Special Committee of the Board of Directors of First Advantage

Barry Connelly
Donald E. Nickelson
David Walker